VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDGUSTA, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 31, 2017 AND DECEMBER 25, 2016

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendgusta, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendgusta, LLC which comprise the statements of assets, liabilities and members' capital—income tax basis as of December 31, 2017 and December 25, 2016, and the related statements of revenues and expenses—income tax basis, changes in members' capital—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2018

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2018

Wendgusta, LLC
Statements of Assets, Liabilities and Members' Capital - Income Tax Basis
December 31, 2017 and December 25, 2016

ASSETS

	2017	2016
Current Assets:		
Cash - (Note 1J)	$ 960,414	$ 1,355,647
Inventories - (Note 1C)	111,989	78,819
Prepaid expenses and other current assets	179,688	48,825
Total Current Assets	1,252,090	1,483,291
Property and Equipment- net of accumulated depreciation - (Notes 1D and 2)	1,296,298	1,170,688
Others Assets:		
Goodwill, net of accumulated amortization of $3,752,538 in 2017 and $3,765,898 in 2016. - (Note 1E)	1,607,426	1,964,757
Loan cost, net of accumulated amortization of $38,599 in 2017 and $37,741 in 2016. - (Note 1G)	-	65,186
Tech fees, net of accumulated amortization of $4,530 in 2017 and $2,568 in 2016. - (Note 1F)	60,470	12,432
Deposits	17,113	16,792
Total Other Assets	1,685,009	2,059,167
TOTAL ASSETS	$ 4,233,397	$ 4,713,146

LIABILITIES AND MEMBERS' CAPITAL

	2017	2016
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 30,109	$ 500,289
Accounts payable, accrued expenses and taxes payable - (Note 1M)	1,431,353	1,340,731
Total Current Liabilities	1,461,462	1,841,020
Long term liabilities:		
Long-term debt, less current maturities - (Note 3)	369,891	2,755,659
Total Long Term Liabilities	369,891	2,755,659
Total Liabilities	1,831,353	4,596,679
Commitments & Contingencies - (Notes 3, 4, 5, and 7)	-	-
Members' Capital - (Notes 1A, 5A, 6B and 6C)	2,402,044	116,467
TOTAL LIABILITIES & MEMBERS' CAPITAL	$ 4,233,397	$ 4,713,146

See independent accountants' review report and notes to the financial statements.

Wendgusta, LLC
Statements of Revenues and Expenses- Income Tax Basis
For the Years Ended December 31, 2017 and December 25, 2016

	2017	2016
Sales - net	$ 16,665,554	$ 15,754,616
Cost of Sales - net	4,998,419	4,567,414
Gross Profit	11,667,135	11,187,202
Labor Expenses	4,928,558	4,542,345
Store Operating and Occupancy Expenses	2,665,125	2,628,114
General and Administrative Expenses	889,454	789,340
Advertising Expenses - (Note 4A)	769,855	722,285
Royalty Expense - (Note 4A)	633,212	630,185
Depreciation & Amortization - (Notes 1D, 1E, 1F, and 1G)	1,701,830	1,025,759
Interest Expense - (Note 3)	11,642	101,761
Total Operating Expenses	11,599,676	10,439,789
Operating Income	67,459	747,413
Loss on store closing - (Notes 1A and 2)	-	(249,182)
Gain / (Loss) on sale (disposal) of Assets	(98,889)	(82,179)
Gain on Sale of Store - (Notes 1A and 2)	69,748	-
Interest and other income	34,759	38,508
Excess (deficiency) of Revenues over expenses - (Note 1H)	$ 73,077	$ 454,560

See independent accountants' review report and notes to the financial statements.

Wendgusta, LLC
Statements of Changes in Members' Capital- Income Tax Basis
For the Years Ended December 31, 2017 and December 25, 2016

Members' Capital (deficit) December 27, 2015	$ 281,257
Excess of Revenues over expenses for the year ended December 25, 2016	454,560
Distributions to Members	(611,350)
Purchase of Member's interest	(8,000)
Members' Capital (deficit) December 25, 2016	116,467
Excess of Revenues over expenses for the year ended December 31, 2017	73,077
Capital Contribution	3,473,500
Distributions paid to Members	(1,167,500)
Purchase of Member's interest	(93,500)
Members' Capital (deficit) December 25, 2016	$ 2,402,044

Wendgusta, LLC
Statements of Cash Flows- Income Tax Basis
For the Years Ended December 31, 2017 and December 25, 2016

	2017	2016
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 73,077	$ 454,560
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	1,701,830	1,025,759
(Gain) / Loss on (sale) / disposal of assets	98,889	82,179
Loss on store closure	-	249,182
Gain on Sale of store	(69,748)	-
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	(33,170)	1,224
Decrease (Increase) in prepaid expenses & other current assets	(130,862)	(15,646)
Increase (decrease) in accounts payable & accrued expenses and taxes payable	90,622	214,428
Total Adjustments	1,657,561	1,557,126
Net Cash Provided by Operating Activities	1,730,638	2,011,686
Cash Flows from Investing Activities:		
Capital Expenditures, tangible & intangible	(3,411,467)	(874,503)
Proceeds on sale of assets	1,950,000	500
Closing Costs	(20,635)	-
Security deposits received (paid)	(321)	(126)
Net Cash Provided by Investing Activities	(1,482,423)	(874,129)
Cash Flows from Financing Activities:		
Capital Contribution	3,473,500	-
Repayments of note payable	(3,255,948)	(443,272)
Loan Proceeds	400,000	-
Members' distributions	(1,167,500)	(611,350)
Purchase of member's interest	(93,500)	(8,000)
Net Cash Provided by Financing Activities	(643,448)	(1,062,622)
Net Increase (Decrease) in Cash	(395,233)	74,935
Cash, beginning of Year	1,355,647	1,280,712
Cash, End of Year	$ 960,414	$ 1,355,647
Supplemental Information:		
Interest Paid During the Year	$ 11,642	$ 102,093

See independent accountants' review report and notes to the financial statements.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendgusta, LLC was formed on May 16, 2007 pursuant to the Georgia Limited Liability Company Act to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in Augusta and Martinez, Georgia and Aiken and North Augusta, South Carolina. The restaurants were acquired from one seller for an aggregate purchase price of $7,650,000, plus various adjustments in the net aggregate amount of approximately $50,000. The Company recorded goodwill in the amount of approximately $6,527,000. The purchase price was financed principally by a $7,250,000 equipment loan from General Electric Capital Corporation, ("GECC") with the balance provided by capital contributions of the members. The acquisition closed on July 2, 2007. (See Note 3)

In October 2007 the Company closed the Dean Bridge Road restaurant.

In October 2016 the Company closed the Washington Road restaurant in Martinez, Georgia. (See Note 2)

In July 2017 the Company completed construction on a new restaurant in North Augusta, South Carolina. In July 2017 the Company sold and leased back the restaurant. (See Notes 2 and 4)

The Company currently operates ten restaurants, all of which are leased. (See Note 4B)

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 1 - Summary of Significant Accounting Policies - (Continued)

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Leasehold Improvements	15 to 39	Years
Restaurant and office equipment	5 to 7	Years
Automobile	5	Years
Land Improvements	15	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F) Technical Assistance Fees:

The company capitalized the technical assistance fees previously paid to Wendy's International. These fees are amortized over fifteen years.

(G) Loan Costs:

The Company capitalized the costs incurred in obtaining the acquisition debt. These costs are amortized over the life of the loan.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 1 - Summary of Significant Accounting Policies - (Continued)

(H) Income Taxes:

The Company was organized as a Limited Liability Company under the laws of Georgia and is not subject to any federal or state income tax. For federal, Georgia and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Corporation to make adjustments, the profit or loss that is allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2014.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(I) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(J) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(K) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(L) Advertising:

The Company expenses all advertising costs when incurred.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 1 - Summary of Significant Accounting Policies - (Continued)

(M) Sales Tax:

The Company collects sales tax and remits to the states of Georgia and South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2017	2016
Restaurant and office equipment	$ 3,023,278	$ 2,249,116
Automobile	13,823	13,823
Leasehold Improvements	2,022,894	1,751,838
Construction in Progress	-	50,000
Land Improvements	321,381	221,841
Total	5,381,375	4,286,619
Less: Accumulated Depreciation	4,085,078	3,115,931
Property & Equipment, Net	$ 1,296,298	$ 1,170,688

In October 2016 the Company closed its' Martinez, Georgia restaurant and realized a $249,182 loss.

In July 2017 the Company sold its newly constructed restaurant for $1,950,000. After closing costs of $20,635 the Company realized a gain of $69,748.

Note 3 - Long Term Debt

On April 19, 2013 the Company refinanced its initial loan with a new note from Wells Fargo for $4,800,000. Repayment terms are monthly principal payments of $33,202 plus interest at 2.417% with a balloon payment of approximately $2,638,000 due April 3, 2018. Loan was repaid in January 2017.

On November 17, 2017 the Company borrowed $400,000 from Wendcapital IV, LLC, a related party. Repayment terms are $4,441 per month including interest at 6% per annum. The loan matures on December 1, 2027. (Note 6D)

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 3 - Long Term Debt - (Continued)

The future principal payments are as follows:

2018	$	30,109
2019		31,966
2020		33,938
2021		36,031
2022		38,253
Thereafter		229,704
	$	400,000

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the nine Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 517 Martintown Road in North Augusta expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $87,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $746,181.

The lease for the restaurant located at 1730 Walton Way in Augusta expires on November 6, 2021 and includes one five-year renewal option.. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $768,937.

The lease for the restaurant located at 2738 Washington Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2019 and includes one remaining five-year renewal option. The annual rent is $71,573 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $900,000.

The lease for the restaurant located at 1004 Richland Avenue in Aiken expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $90,480. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $752,048.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

The lease for the restaurant located at 3342 Wrightsboro Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2019 and includes one remaining five-year renewal option. The annual rent is $68,581 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $687,458.

The lease for the restaurant located at 3013 Peach Orchard Road in Augusta expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $86,160. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $744,784.

The lease for the restaurant located at 1901 Whiskey Road in Aiken expires on November 6, 2021 and includes one five-year renewal option. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $960,000.

The lease for the restaurant located at 449 Walton Way in Augusta had a primary term that expired on February 28, 2003. The current term expires on February 28, 2018 and includes two five-year renewal options. The annual rent is $96,600 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 6% of gross sales less base rent.

The lease for the restaurant located at 430 South Belair Road in Augusta has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The annual rent is $166,418 through November 30, 2018. At that time and on each one year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1.5%.

The lease for the restaurant located at 1061 Edgefield Road in North Augusta has a primary term that expires on July 31, 2037 and includes four five-year renewal options. The annual rent is $170,000 through July 31, 2037. At that point and on each one year anniversary thereafter, rent will be increased by the previous year's annual rent multiplied by 2%.

Rent expense was $1,376,480 in 2017 and $1,344,811 in 2016 including percentage rent of $452,583 in 2017 and $416,857 in 2016.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

Future annual minimum rentals are as follows:

2018	$	1,037,397
2019		1,017,745
2020		903,487
2021		837,365
2022		450,695
Thereafter		3,027,480
	$	7,274,169

(C) Financial and Operational Advisory Services Agreement:

At the closing, the Company entered into a financial and operational advisory services agreement with its two managing members and another individual. The agreement provides for these three individuals to: (I) consult with and advise the Company on applicable financial and/or operational matters; and (ii) if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and (iii) remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term ended December 31, 2010 and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. Fees paid pursuant to this agreement aggregated $111,600 in 2017 and $84,000 in 2016. (See Note 6A)

Note 5 - Capitalization and Operating Agreement

(A) Capitalization:

The Company's initial capitalization consisted of 800 units, of which 24 and 21 were sold to two managing members at $25 per unit, or $1,125 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 675 units, 192 were sold at $25 per unit, or $4,800 in the aggregate, and 483 units were sold at per unit contributions of $4,500 totaling $2,173,500. All contributions totaled $2,189,425. (See Note 5B)

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 5 - Capitalization and Operating Agreement - (Continued)

(A) Capitalization: (Continued)

In 2009 the Company required each member to contribute $1,000 per unit of membership interest as an additional capital contribution. The proceeds were used in part to reduce the loan to GECC. (See Notes 3 and 6B)

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using- the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation seeing for the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement: (Continued)

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6 - Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $111,600 in 2017 and $84,000 in 2016 pursuant to a financial and operational advisory services agreement. (See Note 4C)

(B) Additional Capital Contributions:

During 2009 additional capital contributions of $1,000 per unit of membership interest were received by the Company for a total of $796,000.

(C) Loan Receivable:

In 2017 the company lent its president $180,000 for a capital contribution which was contributed back into the Company. The President repaid $45,000 during 2017. The balance at December 31, 2017 was $135,000.

(D) Redemption of Membership Interest:

In July 2008 the Company redeemed one member's .25% membership interest for $2,000.

Wendgusta, LLC
Notes to the Financial Statements
December 31, 2017 and December 25, 2016

Note 6 - Related Party Transactions - (Continued)

(D) Redemption of Membership Interest: (Continued)

In March 2009 the Company redeemed one member's .13% membership interest for $2,000.

In October 2009 the Company redeemed one member's .13% membership interest for $3,600.

In 2010 the Company redeemed four members' 2.62% combined membership interest for an aggregate price of $103,000.

In 2012 the Company redeemed four members' 5.93% combined membership for an aggregate price of $89,700.

In April 2015 the Company redeemed one member's .53% membership interest for $22,000.

In August 2015 the Company redeemed one member's .13% membership interest for $8,000.

(E) Long Term Debt

The Company and Wendcapital IV, LLC have certain common equity interests; however, they are not under common control.

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $4,407 for 2017 and $2,162 for 2016.

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.